SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No   ☒

Table of Documents Filed

Page

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2010 – June 30, 2010) filed with the Tokyo Stock Exchange on Thursday, August 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 5, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2010 – June 30, 2010

August 5, 2010

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 88.48 to $1.00, the approximate exchange rate prevailing at June 30, 2010.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2010 to June 30, 2010

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Three Months Ended June 30, 2010 and 2009, and the Year Ended March 31, 2010

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen) *1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
June 30, 2010	234,514	0.6%	22,357	2.3%	24,635	105.7%	16,450	128.7%
June 30, 2009	233,043	(12.6%)	21,847	(39.2%)	11,979	(76.2%)	7,192	(77.8%)

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2010	153.05	129.27
June 30, 2009	80.45	68.04

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
June 30, 2010	8,704,169	1,289,767	1,266,795	14.6%	11,785.67
March 31, 2010	7,739,800	1,316,461	1,298,684	16.8%	12,082.56

2. Dividends for the Years Ended March 31, 2010 (Unaudited)

Dividends Per Share
March 31, 2010	75.00

3. Forecasts for the Year Ending March 31, 2011 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2011	920,000	(1.3%)	57,000	51.0%	530.30

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( )	No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )

2. Other than those above	Yes ( )	No ( x )

For further details, see “Others” on page 7.

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,231,840 as of June 30, 2010, and 110,229,948 as of March 31, 2010.
2. The number of treasury stock was 2,745,791 as of June 30, 2010, and 2,745,701 as of March 31, 2010.
3. The average number of shares was 107,485,133 for the three months ended June 30, 2010, and 89,400,793 for the three months ended June 30, 2009.

Summary of Consolidated Financial Results

1. Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended June 30, 2010

		Fiscal period ended June 30, 2009	Fiscal period ended June 30, 2010	Change	Year on Year Change
Total Revenues	(millions of yen)	233,043	234,514	1,471	1%
Income before Income Taxes	(millions of yen)	11,979	24,635	12,656	106%
Net Income Attributable to ORIX Corporation	(millions of yen)	7,192	16,450	9,258	129%
Earnings Per Share (Basic)	(yen)	80.45	153.05	72.60	90%
(Diluted)	(yen)	68.04	129.27	61.23	90%
ROE (Annualized)	(%)	2.5	5.1	2.6	—
ROA (Annualized)	(%)	0.35	0.80	0.45	—

Economic Environment

Concerns about global economic recovery heightened due to the European sovereign debt crisis. However, the International Monetary Fund (“IMF”) revised upward its global GDP forecast for 2010 indicating that the recovery from the global crisis has been better than expected. Recovery is occurring at different speeds in different areas, with emerging and developing economies in Asia leading the recovery. The effects of the revaluation of the Chinese Renminbi on the global economy are also a focus of attention. The pace of recovery in the U.S. is slowing as unemployment remains high and consumer spending is decreasing despite continued improvement in industrial production leading to a recovery of corporate performance.

In Japan, the government upgraded its economic outlook in June, stating that the groundwork for a self-sustaining recovery is being laid. Recovery is coming from increased export levels and an upswing in consumer spending buoyed by stimulus measures. However, downside risks remain such as deflationary pressure, high unemployment and Japan’s long-term financial issues.

Overview of Business Performance (April 1, 2010 to June 30, 2010)

Revenues for the three-month period ended June 30, 2010 (hereinafter “the first consolidated period”) were flat compared to the same period of the previous fiscal year at ¥234,514 million. Due to the application of new accounting standards starting in this fiscal year relating to the consolidation of variable interest entities (VIEs) (see page 7), VIEs that have become subject to consolidation have increased and as a result interest on loans and investment securities increased compared to the same period of the previous fiscal year. However, real estate sales decreased due to a decline in the number of condominiums delivered in the condominium operations, and brokerage commissions and net gains on investment securities decreased due to decreased gains on trading securities in the U.S. compared to the same period of the previous fiscal year.

Expenses were flat year on year at ¥212,157 million. In line with the application of the abovementioned new accounting standards, interest expense increased compared to the same period of the previous fiscal year. However, compared to the same period of the previous fiscal year, provision for doubtful receivables and probable loan losses significantly decreased, cost of real estate sales decreased due to the abovementioned decrease in the number of condominiums delivered, and selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

Equity in net income (loss) of affiliates was a gain of ¥1,932 million for the first consolidated period, having recorded a loss of ¥9,161 million as a result of an affiliate filing for protection under the Corporate Rehabilitation Law during the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations increased 106% to ¥24,635 million compared to ¥11,979 million during the same period of the previous year, and net income attributable to ORIX Corporation rose 129% to ¥16,450 million from ¥7,192 million during the same period of the previous fiscal year.

Segment Information

Profitability was achieved in all segments during the first consolidated period.

From this fiscal year, the Company changed the measure of its segment assets and segment revenues related to certain variable interest entities (VIEs) which are consolidated in accordance with the abovementioned new accounting standards since the Company’s management changed its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the first consolidated period and the fiscal year ended March 31, 2010 (See page 12, “(5) Segment Information”).

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues decreased 8% to ¥23,845 million compared to ¥25,802 million in the same period of the previous fiscal year, primarily due to a decrease in the average balance of installment loans by 26% compared to the same period of the previous fiscal year as a result of adjustments to the portfolio balance through a reduction in new loan executions.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from decreases in interest expense and provision for doubtful receivables and probable loan losses. New occurrences of non-performing assets have been decreasing since the fourth quarter of the previous fiscal year, due to restrictions on new loans to real estate-related companies and increased collateral requirements continuing from the previous fiscal year. In addition, provision for doubtful receivables and probable loan losses have decreased with improvement in corporate revenues as the economy moves toward recovery.

As a result, segment profits increased 32% to ¥2,004 million compared to ¥1,513 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥1,135,577 million compared to March 31, 2010, due to a decline in the installment loan balance.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The business environment outlook remains bleak, as corporate client demand for new automobiles is weak. Capital expenditures in the equipment rental business have yet to sufficiently recover, despite a recovery trend in capital expenditures in Japan. However, the Maintenance Leasing segment has maintained stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and by providing high value-added services.

Segment revenues remained flat at ¥56,777 million, compared to ¥57,441 million during the same period of the previous fiscal year due to steady operating lease and maintenance revenues despite the current environment.

Segment expenses decreased compared to the same period of the previous fiscal year, due to a decrease in depreciation expense and interest expense as a result of a year on year decrease in operating lease assets.

As a result, segment profits increased 16% to ¥6,753 million compared to ¥5,830 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥524,171 million compared to March 31, 2010 due to an increase in operating lease assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The condominium market is on a recovering trend, especially in urban areas as a result of an improved balance of supply and demand. However, a loss was recorded as a result of a decrease in the number of condominiums delivered to 103 units from 375 units during the same period of the previous fiscal year due to previous limitations on new developments in the condominium operations.

Although sales of real estate under operating leases remain below pre-crisis levels, they are on an increasing trend. Under this environment, the real estate investment business is pursuing a policy of making appropriate assets sales based on real demand. Real estate transactions are on a gradually increasing trend, with the sale of a large-scale property occurring during the first consolidated period, and gains on sales of real estate under operating leases increased compared to the same period of the previous fiscal year.

Despite gains on sales of real estate under operating leases, segment revenues decreased 7% to ¥39,645 million compared to ¥42,645 million in the same period of the previous fiscal year due to the decrease in number of condominiums delivered. Segment expenses dramatically declined due to a decrease in the number of condominiums delivered despite such factors as advertising and other expenses incurred ahead of unit delivery. As a result, segment profits increased approximately eight-fold to ¥2,180 million compared to ¥261 million in the same period of the previous fiscal year.

Segment assets remained flat at ¥1,070,122 million compared to March 31, 2010.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital, and securities brokerage.

The market is reaching a turning point with investment appetite returning to the real estate finance market, particularly among foreign investors.

Segment revenues increased 14% to ¥26,765 million compared to ¥23,580 million in the same period of the previous fiscal year. Revenues increased compared to the same period of the previous fiscal year due to major collections made by the loan servicing (asset recovery) business and increased revenues from operating leases, despite decreased revenues due to a 13% year-on-year decline in the average balance of installment loans and investment in securities (including specified bonds).

Segment expenses increased due to increased write-downs of securities despite decreased selling, general and administrative expenses.

Equity in net income (loss) of affiliates recorded a profit during the first consolidated period, whereas a loss was recorded during the same period of the previous fiscal year due to an affiliate filing for protection under the Corporate Rehabilitation Law.

As a result, segment profits were ¥2,109 million compared to a loss of ¥10,418 million in the same period of the previous fiscal year.

Segment assets remained flat at ¥1,062,218 million compared to March 31, 2010.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan and the online securities brokerage businesses operated by affiliates.

In the life insurance business, insurance related gains improved due to increased contracts for new products together with increased insurance-related investment income due to recovery of the market environment.

Installment loans increased in the trust and banking business in line with increased corporate lending. As a result, both revenues and profits increased. Also, Internet-based deposits increased steadily, and assets have surpassed the 1 trillion yen level.

Segment revenues and expenses from the card loan and online securities brokerage business is recognized as segment profits under equity in net income (loss) of affiliates due to the share transfer and share exchange of the card loan and online securities brokerage businesses during the previous consolidated fiscal year.

As a result, segment revenues decreased 18% to ¥35,582 million compared to ¥43,225 million in the same period of the previous fiscal year. However, segment profits increased 56% to ¥8,105 million compared to ¥5,181 million during the same period of the previous fiscal year due to decreased segment expenses, mainly lower selling, general and administrative expenses and decreased provisions for doubtful receivables and probable loan losses.

Segment assets increased 2% to ¥1,611,351 million compared to March 31, 2010 as a result of increased installment loans in the trust and banking business and an increase in investment securities.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Economic recovery in the U.S. is slowing down despite a decreasing trend in financial institutions’ cost of credit as the housing market remains stagnant and unemployment continues to hover at a high rate despite. Economic recovery is continuing in the Asian region, especially China.

Segment revenues increased 2% to ¥43,123 million compared to ¥42,273 million in the same period of the previous fiscal year. In the U.S., fee income from investment banking operations increased. Also, revenues remained flat in Asia and Oceania mainly due to an increase in gains on sales of autos in the automobile leasing business being offset by decreased revenues from a decline in the balances of investment in operating and direct financing leases.

Segment expenses remained flat year on year due to a decrease in provision for doubtful receivables and probable loan losses in the U.S. being offset by an increase in selling, general and administrative expenses from a corporate acquisition. As a result, segment profits increased 2% to ¥11,435 million compared to ¥11,257 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥840,634 million compared to March 31, 2010, mainly due to the effects of an appreciated yen.

2. Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Period Ended June 30, 2010	Fiscal Year Ended March 31, 2010	Change	Year on Year Change
Total Assets	(millions of yen)	8,704,169	7,739,800	964,369	12%
(Segment Assets)		6,244,073	6,284,275	(40,202)	(1%)
Total Liabilities	(millions of yen)	7,386,486	6,395,244	991,242	15%
(Long- and Short-term Debt)		5,400,598	4,409,835	990,763	22%
(Deposits)		897,733	853,269	44,464	5%
Shareholders’ Equity*	(millions of yen)	1,266,795	1,298,684	(31,889)	(2%)
Shareholders’ Equity Per Share*	(yen)	11,785.67	12,082.56	(296.89)	(2%)

*	Note: “Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.”

Total assets increased 12% to ¥8,704,169 million compared to ¥7,739,800 million on March 31, 2010. Installment loans and investment in direct financing leases increased due to the application of new accounting standards in this fiscal year relating to consolidation of VIEs (see page 7). Segment assets decreased 1% to ¥6,244,073 million from March 31, 2010.

Regarding liabilities, the application of the new accounting standards with respect to VIEs resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion into corporate lending in the trust and banking business.

Shareholders’ equity decreased 2% to ¥1,266,795 million compared to March 31, 2010 due to a decrease in retained earnings in line with the application of the new accounting standards in addition to a decrease in accumulated other comprehensive income (loss) such as net change of foreign currency translation adjustments.

Summary of Cash Flows

Cash and cash equivalents decreased by ¥29,977 million to ¥609,110 million compared to March 31, 2010.

Cash flows from operating activities used ¥14,241 million during the first consolidated period, having provided ¥6,450 million during the same period of the previous fiscal year, resulting from a decrease in the delivery of real estate (e.g. condominiums) for sale, an increase in trading securities, in addition to the adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans), despite an increase in quarterly net income compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥73,143 million during the first consolidated period, having provided ¥111,792 million during the same period of the previous fiscal year, due to a year on year decrease in installment loans made to customers and a return of investments in connection with proceeds from the sale of operating lease assets, despite increases in purchases of lease equipment and purchases of other securities compared to the same period of the previous fiscal year.

Cash flows from financing activities used ¥83,530 million during the first consolidated period, having used ¥177,502 million during the same period of the previous fiscal year, due to the amount of repayment of borrowings exceeding the amount of funding raised, despite an increase in the amount of funding raised through the issuance of unsecured debt compared to the same period of the previous fiscal year in accordance with the policy to enhance financial stability.

3. Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2011

Signs of global economic recovery are starting to emerge supported by financial support measures and easing of monetary policy by countries worldwide. However, risks such as the impact from financial regulatory changes in the U.S., increased fiscal uncertainty in Europe, revaluation of China’s Renminbi and concerns about a rising interest rate due to the increased fiscal deficit in Japan persist. Based on the operating environment described above and measures described further below, ORIX’s forecast for the fiscal year ending March 31, 2011 is as follows:

ORIX forecasts total revenues of ¥920,000 million (down 1.3% year on year) for the fiscal year ending March 31, 2011 due to the effects of the change in status of the card loan and online securities brokerage businesses to equity-method affiliates.

Net income attributable to ORIX Corporation of ¥57,000 million (up 51% year on year) is forecasted, aiming to achieve profitability in all segments. Segment profits forecasts are as follows:

The Corporate Financial Services segment is expected to return to profitability due to enhancing “Finance + Services” and an expanded corporate client base in addition to decreased provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Maintenance Leasing segment profits are forecasted to increase year on year through an expanded service menu and enhanced group-wide cross functional collaboration, despite the severe operating environment with decreased demand for corporate capital expenditure.

Real Estate segment profits are forecasted to be flat year on year through improved rental property yield and improved profitability of the housing-related business.

The Investment Banking segment is expected to return to profitability through capitalizing on the servicer function and promoting investments and also due to the minimal risk of significant losses from major investments.

Retail segment profits are forecasted to decrease due to gains on sales of subsidiaries recognized during the fiscal year ended March 31, 2010. Excluding these gains, profits are forecasted to increase due to increased profits from the enhanced new product lineup of the life insurance business and expanded corporate loans by the trust and banking business. This segment is positioned as an important segment in a growth stage, aiming for further expansion.

U.S. operations will expand “Finance + Services” utilizing sophisticated expertise and also expand business operations through measures such as M&A. Profit in the Asia and Oceania region is forecasted to increase by embracing economic growth in the Asian region. As a result, the Overseas Business segment is forecasted to maintain a high-level of profit as a whole.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on reasonable assumptions, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in Form 20-F filed with the U.S. Securities and Exchange Commission.

4. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update eliminates the concept of a qualifying special-purpose entity and therefore also eliminates the exception to ASC 810-10 (“Consolidation-Variable Interest Entities”) that formerly applied to variable interest entities deemed to be qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)). This Update eliminates the exception to applying FIN 46(R) (ASC 810) with respect to variable interest entities deemed to be qualifying special-purpose entities and requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be primary beneficiary and must consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

The effect of the Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date is an increase of ¥1,147 billion in total assets, an increase of ¥1,169 billion in total liabilities and a decrease of ¥22 billion in retained earnings, net of tax, respectively, in the consolidated balance sheets.

Although our total assets and liabilities are expected to increase through the consolidation of the VIEs described above, the net cash flow and economic effects of our investments in these entities have not changed. In addition, the creditors of the liabilities of the consolidated VIEs have no recourse to other assets of the Company and its subsidiaries.

(1) Condensed Consolidated Balance Sheets

(As of June 30, 2010 and March 31, 2010)

(Unaudited)

		(millions of yen, millions of US$)

Assets	June 30, 2010	March 31, 2010	U.S. dollars June 30, 2010

Cash and Cash Equivalents	609,110	639,087	6,884
Restricted Cash	112,565	77,486	1,272
Time Deposits	3,489	548	39
Investment in Direct Financing Leases	844,153	756,481	9,541
Installment Loans	3,360,338	2,464,251	37,979
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(182,179)	(157,523)	(2,059)
Investment in Operating Leases	1,214,284	1,213,223	13,724
Investment in Securities	1,081,287	1,104,158	12,221
Other Operating Assets	215,859	186,396	2,440
Investment in Affiliates	407,255	409,711	4,603
Other Receivables	187,756	210,521	2,122
Inventories	143,625	153,256	1,623
Prepaid Expenses	52,747	45,420	596
Office Facilities	99,854	96,831	1,129
Other Assets	554,026	539,954	6,260

Total Assets	8,704,169	7,739,800	98,374

Liabilities and Equity

Short-Term Debt	615,464	573,565	6,956
Deposits	897,733	853,269	10,146
Trade Notes, Accounts Payable and Other Liabilities	307,495	311,113	3,475
Accrued Expenses	94,648	101,917	1,070
Policy Liabilities	398,965	409,957	4,509
Current and Deferred Income Taxes	163,957	183,674	1,853
Security Deposits	123,090	125,479	1,391
Long-Term Debt	4,785,134	3,836,270	54,082

Total Liabilities	7,386,486	6,395,244	83,482

Redeemable Noncontrolling Interests	27,916	28,095	315

Commitments and Contingent Liabilities

Common Stock	143,946	143,939	1,627
Additional Paid-in Capital	178,936	178,661	2,022
Retained Earnings	1,090,413	1,104,779	12,324
Accumulated Other Comprehensive Income (Loss)	(97,263)	(79,459)	(1,099)
Treasury Stock, at Cost	(49,237)	(49,236)	(557)

ORIX Corporation Shareholders’ Equity	1,266,795	1,298,684	14,317

Noncontrolling Interests	22,972	17,777	260

Total Equity	1,289,767	1,316,461	14,577

Total Liabilities and Equity	8,704,169	7,739,800	98,374

Note 1:

	June 30, 2010	March 31, 2010	U.S. dollars June 30, 2010
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	1,575	7,495	18
Defined benefit pension plans	(8,967)	(9,092)	(101)
Foreign currency translation adjustments	(90,801)	(77,651)	(1,026)
Net unrealized gains (losses) on derivative instruments	930	(211)	10

	(97,263)	(79,459)	(1,099)

Note 2:

Pursuant to Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation-Variable Interest Entities”)), assets and liabilities attributed to variable interest entities (VIEs) in the Condensed Consolidated Balance Sheets are as follows:

	June 30, 2010	U.S. dollars June 30, 2010
Assets
Cash and Cash Equivalents	30,788	348
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	270,097	3,053
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	1,045,362	11,815
Investment in Operating Leases	330,036	3,730
Investment in Securities	75,483	853
Investment in Affiliates	35,244	398
Others	194,960	2,203

	1,981,970	22,400

Liabilities
Short-Term Debt	1,643	19
Trade Notes, Accounts Payable and Other Liabilities	10,025	113
Security Deposits	8,756	99
Long-Term Debt	1,367,285	15,453
Others	6,306	71

	1,394,015	15,755

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2009 and 2010)

(Unaudited)

	(millions of yen, millions of US$)

	Three Months ended June 30, 2009	Period -over- period (%)	Three Months ended June 30, 2010	Period -over- period (%)	U.S. dollars Year ended June 30, 2010
Total Revenues :	233,043	87	234,514	101	2,650

Direct financing leases	13,462	78	12,330	92	139
Operating leases	67,730	96	68,045	100	769
Interest on loans and investment securities	41,847	82	44,752	107	506
Brokerage commissions and net gains on investment securities	7,480	—	5,055	68	57
Life insurance premiums and related investment income	26,097	79	27,722	106	313
Real estate sales	10,403	110	5,672	55	64
Gains on sales of real estate under operating leases	488	5	103	21	1
Other operating revenues	65,536	87	70,835	108	801

Total Expenses :	211,196	92	212,157	100	2,398

Interest expense	22,666	89	33,359	147	377
Costs of operating leases	47,370	97	46,252	98	523
Life insurance costs	21,779	83	20,639	95	233
Costs of real estate sales	10,596	91	6,175	58	70
Other operating expenses	39,737	89	42,776	108	483
Selling, general and administrative expenses	53,178	87	49,453	93	559
Provision for doubtful receivables and probable loan losses	12,404	119	5,992	48	68
Write-downs of long-lived assets	102	—	1,603	—	18
Write-downs of securities	2,748	143	6,271	228	71
Foreign currency transaction loss (gain), net	616	207	(363)	—	(4)

Operating Income	21,847	61	22,357	102	252

Equity in Net Income (Loss) of Affiliates	(9,161)	—	1,932	—	22
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(707)	306	346	—	4

Income before Income Taxes and Discontinued Operations	11,979	24	24,635	206	278

Provision for Income Taxes	5,017	25	10,064	201	113

Income from Continuing Operations	6,962	23	14,571	209	165

Discontinued Operations:
Income from discontinued operations, net	450		4,084		46
Provision for income taxes	(225)		(1,788)		(20)

Discontinued operations, net of applicable tax effect	225	8	2,296	—	26

Net Income	7,187	22	16,867	235	191

Net Income (Loss) Attributable to the Noncontrolling Interests	(444)	—	(13)	3	0

Net Income Attributable to the Redeemable Noncontrolling Interests	439	105	430	98	5

Net Income Attributable to ORIX Corporation	7,192	22	16,450	229	186

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements - Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Cash Flows

(For the Three Months Ended June 30, 2009 and 2010)

(Unaudited)

		(millions of yen, millions of US$)

	Three Months ended June 30, 2009	Three Months ended June 30, 2010	U.S. dollars Three Months ended June 30, 2010
Cash Flows from Operating Activities:
Net income	7,187	16,867	191
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	49,809	39,337	444
Provision for doubtful receivables and probable loan losses	12,404	5,992	68
Decrease in policy liabilities	(14,658)	(10,992)	(124)
Equity in net (income) loss of affiliates (excluding interest on loans)	9,161	(1,238)	(14)
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	707	(346)	(4)
Gains on sales of available-for-sale securities	(1,478)	(1,698)	(19)
Gains on sales of real estate under operating leases	(488)	(103)	(1)
Gains on sales of operating lease assets other than real estate	(1,435)	(2,116)	(24)
Write-downs of long-lived assets	102	1,603	18
Write-downs of securities	2,748	6,271	71
Increase in restricted cash	(7,944)	(2,570)	(29)
Increase in trading securities	(74)	(10,646)	(120)
Decrease (increase) in inventories	14,120	(6,234)	(71)
Decrease in other receivables	2,209	6,841	77
Decrease in trade notes, accounts payable and other liabilities	(31,233)	(9,437)	(107)
Other, net	(34,687)	(45,772)	(517)

Net cash provided by (used in) operating activities	6,450	(14,241)	(161)

Cash Flows from Investing Activities:
Purchases of lease equipment	(90,892)	(126,643)	(1,431)
Principal payments received under direct financing leases	94,370	98,709	1,116
Net proceeds from securitization of lease receivables, loan receivables and securities	5,163	—	—
Installment loans made to customers	(156,711)	(143,024)	(1,616)
Principal collected on installment loans	254,827	253,320	2,863
Proceeds from sales of operating lease assets	18,184	56,886	643
Investment in affiliates, net	39	1,102	12
Proceeds from sales of investment in affiliates	4,367	1,283	15
Purchases of available-for-sale securities	(58,827)	(224,816)	(2,541)
Proceeds from sales of available-for-sale securities	22,591	94,894	1,073
Proceeds from redemption of available-for-sale securities	35,908	104,356	1,179
Purchases of other securities	(3,042)	(19,794)	(224)
Proceeds from sales of other securities	5,988	2,856	32
Purchases of other operating assets	(2,045)	(724)	(8)
Acquisitions of subsidiaries, net of cash acquired	(5,101)	(10,676)	(121)
Other, net	(13,027)	(14,586)	(165)

Net cash provided by investing activities	111,792	73,143	827

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	84,440	20,460	231
Proceeds from debt with maturities longer than three months	191,716	364,555	4,120
Repayment of debt with maturities longer than three months	(477,134)	(497,038)	(5,617)
Net increase in deposits due to customers	41,085	44,544	503
Issuance of common stock	2	11	0
Dividends paid	(6,261)	(8,061)	(91)
Net decrease in call money	(11,400)	(8,000)	(90)
Acquisition of treasury stock	(1)	(1)	0
Other, net	51	—	—

Net cash used in financing activities	(177,502)	(83,530)	(944)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,752	(5,349)	(61)

Net decrease in Cash and Cash Equivalents	(57,508)	(29,977)	(339)
Cash and Cash Equivalents at Beginning of Year	459,969	639,087	7,223

Cash and Cash Equivalents at End of Period	402,461	609,110	6,884

(4) Assumptions for Going Concern

Not applicable.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen, millions of US$)

	Three Months ended June 30, 2009		Three Months ended June 30, 2010		U.S. dollars Three Months ended June 30, 2010		March 31, 2010	June 30, 2010	U.S. dollars June 30, 2010
	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	25,802	1,513	23,845	2,004	269	23	1,178,458	1,135,577	12,834
Maintenance Leasing	57,441	5,830	56,777	6,753	642	76	515,716	524,171	5,924
Real Estate	42,645	261	39,645	2,180	448	25	1,079,273	1,070,122	12,095
Investment Banking	23,580	(10,418)	26,765	2,109	302	24	1,071,255	1,062,218	12,005
Retail	43,225	5,181	35,582	8,105	402	92	1,578,758	1,611,351	18,211
Overseas Business	42,273	11,257	43,123	11,435	488	128	860,815	840,634	9,501

Segment Total	234,966	13,624	225,737	32,586	2,551	368	6,284,275	6,244,073	70,570

Difference between Segment Total and Consolidated Amounts	(1,923)	(1,645)	8,777	(7,951)	99	(90)	1,455,525	2,460,096	27,804

Consolidated Amounts	233,043	11,979	234,514	24,635	2,650	278	7,739,800	8,704,169	98,374

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	From this fiscal year, the Company changed the measure of its segment assets and segment revenues related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 ( “ Consolidations-Variable Interest Entities” ) since the Company’s management changed its internal performance assessment measures to manage its segments. Among consolidated VIEs, VIEs for securitization in which VIE’s assets can be used only to settle related obligations and the creditors do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on an amount of the Company and its subsidiaries’ net investments in VIEs, which are different from the amount of total assets of the consolidated VIEs, and segment revenues are measured at a net amount of the VIEs’ revenues corresponding to its investments in VIEs. This change does not have any effect on segment profits (losses).

In addition, in line with a review of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the first consolidated period and the fiscal year ended March 31, 2010.

2. Geographic Information

	(millions of yen, millions of US$)

	Three Months ended June 30, 2009
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	199,872	20,585	19,272	(6,686)	233,043
Income before Income Taxes	2,262	4,920	5,247	(450)	11,979

	Three Months ended June 30, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	185,009	33,526	21,066	(5,087)	234,514
Income before Income Taxes	17,771	4,975	5,973	(4,084)	24,635

	U.S. dollars Three Months ended June 30, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	2,091	379	238	(58)	2,650
Income before Income Taxes	201	56	68	(47)	278

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
Note 2:	Mainly United States
Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.